UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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SEC FILE NUMBER
001-39379

CUSIP NUMBER
205650 401

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COMSOVEREIGN HOLDING CORP.
Full Name of Registrant

Former Name if Applicable

6890 E. Sunrise Drive, Suite 120-506
Address of Principal Executive Office (Street and Number)

Tucson, AZ 85750
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2022 cannot be filed in a timely manner without unreasonable effort and expense. Because our Form 10-Q for the three and nine months ended September 30, 2022, was filed on February 24, 2022, there was insufficient time to close the books as of December 31, 2022, conduct additional quantitative impairment testing and complete the audit. These complexities have been compounded by the significant reductions in staff of the Registrant. In light of the above, the Registrant requires additional time to review and prepare certain information for its audited financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Knight	(206)	796-0173
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 The Registrant anticipates that its Form 10-K for the fiscal year ended December 31, 2022 will contain results of continuing operations that reflect significant changes from the fiscal year ended December 31, 2021. The Registrant anticipates that its 2022 fiscal year gross profit from continuing operations will be approximately 35% lower than the comparable 2021 amount, primarily due to a one-time sale of inventory at a loss due to efforts to improve liquidity. The Registrant also believes that its general and administrative expenses from continuing operations will decrease by approximately 30-35%, due to cost reduction initiatives. The Registrant also anticipates that it will recognize significant impairment expense for goodwill and intangible assets of subsidiaries, but significantly less than the 2021 amount. In addition, the Registrant expects to report significant gains and losses related to its restructuring actions, including losses on lease abandonments, losses on the sale of businesses, losses on debt extinguishments and a gain on the sale of a building. The Registrant cannot further reasonably estimate the results of operations to be reported in the Form 10-K until the Registrant completes its consolidated financial statements and such statements are reviewed by the Registrant’s independent auditor.

COMSOVEREIGN HOLDING CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ David A. Knight
Name: David A. Knight Chief Executive Officer